June 23, 2006

Greg G. Maxwell Senior Vice President Chief Financial Officer and Controller	Mr. Rufus Decker Accounting Branch Chief Division of Corporation Finance United States Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549-7010

10001 Six Pines Drive, Room 8040 The Woodlands, Texas 77380	Re:	Chevron Phillips Chemical Company LLC Form 10-K for the Fiscal Year Ended December 31, 2005 Form 10-Q for the Fiscal Quarter Ended March 31, 2006 File No. 333-59054-01
P.O. Box 4910 The Woodlands, Texas 77387-4910	Dear Mr. Decker:
Telephone: 832-813-4365 Facsimile: 832-813-4323 E-mail: maxwegg@cpchem.com

On behalf of Chevron Phillips Chemical Company LLC (“CPChem” or “the Company”), this letter is in response to your letter dated June 9, 2006 to Mr. Raymond I. Wilcox, President and Chief Executive Officer of CPChem, in which you provided comments on CPChem’s 2005 Form 10-K and March 31, 2006 Form 10-Q. In order to expedite the Staff’s review of our responses, we have numbered and repeated the full text of the Staff’s comments, each of which is followed by our response.

www.cpchem.com	Form 10-K for the Fiscal Year Ended December 31, 2005

Comment applicable to your overall filing

1.

Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. With the exception of the comments below that specifically request an amendment, all other revisions may be included in your future filings.

Response:

CPChem acknowledges the comment and has provided the requested additional disclosures or other revisions in our responses below, as applicable, and will include such additional disclosures or other revisions in our future filings.

Item 1. Business, page 2

2.

You disclosed you enter into long-term contracts with your customers for certain of your products. Please expand your disclosure to discuss whether the contracts you enter into with your customers have limitations on the types of cost increases that you are able to pass onto them. Please disclose the types of costs you are able and unable to pass on to your customers. If the costs you are unable to pass along to your customers are significant, please include a discussion regarding them in your MD&A.

Response:

Sales prices under our long-term contracts are typically based on formula pricing, which may be tied to either or both cost- or other market-based indices. When the formula is tied to some, but not all costs, we may be unable to pass on all increased costs not specifically included in or limited by the formula. When the formula is based on a market index, we may not be able to pass on all of our increased costs due to market lags or the inability of the market to fully capture various supplier cost increases. Regardless of the formula used, many of our contracts include provisions which permit and govern the magnitude of price adjustments, and/or specify termination rights. As such, generally we have been able to pass on cost increases to our customers covered under long-term contracts. In those instances where we cannot and the amounts are considered significant, we will disclose the impact of such occurrences in Management’s Discussion and Analysis of Financial Condition and Results of Operations.

We believe the following narrative contained within the first paragraph on page 23 of our 2005 Form 10-K appropriately discloses such possibility:  “During periods of significant natural gas and NGL price volatility and corresponding spikes in natural gas and NGL prices such as those experienced during various times over the past five years, CPChem is less able to fully recover such increased costs through product sales price increases than it could had there been steady, sustained prices, even at elevated levels.”

In summary, we respectively submit that our current disclosure is appropriate and that no further disclosure is necessary.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 22

3.                     You have disclosed various components, which have contributed to the changes in your results of operations. Some of the components you have cited include the following:

•                  higher sales prices,

•                  expenses related to distribution costs,

•                  foreign currency transaction losses,

•                  feedstock costs,

•                  utility costs, and

•                  employee incentive plan expenses.

Your disclosure should include additional details that explain the reasons for each component you cite, which attributed to the change and should also quantify the effect each of these components had on the increases and decreases within the income statement line items, including those components that offset one another. Please show us what your revised MD&A disclosure for fiscal year ended December 31, 2005 compared to fiscal year ended December 31, 2004 will look like.

Response:

As requested, in future filings, our MD&A will cite reasons for each component that contributed to a change in results of operations, as well as, when possible, quantifying the effect each of these components had on the increases and decreases within each income statement line item, including those components that offset one another.

If the revisions had been included in our 2005 Form 10-K and March 31, 2006 Form 10-Q, the disclosures would have been as follows:

2005 Form 10-K

Results of Operations

Consolidated Statement of Operations
	Years ended December 31,
Millions	2005	2004	2003

Net sales	$10,707	$9,165	$6,838
Equity in income of affiliates, net	185	218	41
Other income	146	111	75
Total revenue	11,038	9,494	6,954
Cost of goods sold	9,601	8,324	6,390
Selling, general and administrative	462	421	433
Research and development	41	42	55
Total costs and expenses	10,104	8,787	6,878
Income before interest and taxes	934	707	76
Interest income	17	9	8
Interest expense	(78)	(75)	(72)
Income before taxes	873	641	12
Income taxes	(20)	(15)	(5)
Net income	$853	$626	$7

2005 compared with 2004

Consolidated net sales revenues increased $1.542 billion, or 17%, in 2005 compared with 2004, of which approximately 22% was attributable to higher average sales prices, partially offset by a 5% decrease related to lower sales volumes largely due to the hurricane-related plant shutdowns.

Equity earnings from affiliates were $33 million lower in 2005, primarily resulting from a $43 million decrease in earnings from Saudi Chevron Phillips Company (SCP). Lower margins, as well as reduced sales volumes resulting from a planned maintenance turnaround performed in 2005, contributed to the decrease in SCP earnings.

Other Income rose $35 million, including approximately $30 million in proceeds received in the fourth quarter 2005 related to a technology agreement.

Cost of Goods Sold increased $1.277 billion, or 15%, in 2005 due to higher feedstock and utility costs, driven by escalating energy prices that were partially attributable to supply constraints resulting from 2005 hurricane activity. Prices of natural gas, a large component of CPChem’s feedstock and utility costs, increased approximately 30% in 2005 as measured by the average Houston Ship Channel price index. Increased insurance costs, also resulting from the hurricane activity, contributed to the increase in Cost of Goods Sold. Lower sales volumes in 2005 partially negated the impact of the increased energy costs.

Selling, General and Administrative (SG&A) expenses were $41 million higher in 2005 compared with 2004, primarily attributable to a $15 million increase in distribution costs due to pipeline maintenance work. Also contributing to the increase in SG&A expenses were $5 million of foreign currency transaction losses, compared to $5 million of foreign currency transaction gains in 2004, primarily attributable to currency movement associated with the Euro.

Interest income rose $8 million as a result of higher average interest rates on outstanding interest-bearing advances due from Q-Chem.

Interest expense increased $3 million in 2005, attributable to higher interest rates on variable-rate based debt, partially offset by lower average debt balances and higher capitalized interest in 2005.

Income taxes increased $5 million due primarily to higher foreign withholding taxes.

Income (Loss) Before Interest and Taxes by Segment

Millions	Olefins & Polyolefins	Aromatics & Styrenics	Specialty Products	Corporate & Other	Consolidated

Year ended December 31, 2005	$831	$99	$43	$(39)	$934
Year ended December 31, 2004	428	251	58	(30)	707
Year ended December 31, 2003	41	27	34	(26)	76

Included in 2005 results was an $11 million net benefit (a $13 million benefit recorded to Other Income and a $2 million charge to SG&A expense) from a legal settlement related to a styrene column collapse at the St. James facility in 2001 and a $9 million benefit recorded to Cost of Goods Sold to recognize unit/line fill inventory at various manufacturing facilities.

Olefins & Polyolefins

	Years ended December 31,
Millions	2005	2004	2003

Income before interest and taxes	$831	$428	$41

2005 compared with 2004

Olefins & Polyolefins’ income before interest and taxes totaled $831 million in 2005 compared with $428 million in 2004. Significantly higher earnings from olefins and polyethylene on higher margins were the main drivers of the improved results. Net sales increased 27% in 2005, of which approximately 31% was attributable to higher average sales prices, partially offset by a 4% decrease related to lower sales volumes resulting from the hurricane-related shutdowns. Feedstock and utility costs increased 25%, largely due to higher energy prices. Net equity earnings from affiliates were slightly higher on improved results from Phillips Sumika Polypropylene Company, and other income increased from approximately $30 million in proceeds received in the fourth quarter related to a technology agreement. The improvement in Olefins & Polyolefins’ earnings was also attributable to lower turnaround costs in 2005, as 2004 included a major maintenance turnaround on an ethylene unit at the Cedar Bayou facility. This was partially offset by costs associated with the 2005 restart of an ethylene plant at the Sweeny facility. Overall earnings were also negatively impacted by hurricane-related activity. Earnings in 2004 included a $4 million recognition of income related to the liquidation of LIFO-valued inventory layers.

Aromatics & Styrenics

	Years ended December 31,
Millions	2005	2004	2003

Income before interest and taxes	$99	$251	$27

2005 compared with 2004

Income before interest and taxes for Aromatics & Styrenics totaled $99 million in 2005 compared with $251 million in 2004. The decrease in earnings in 2005 was driven primarily by lower earnings from the benzene product line. Net sales for the segment were down 1% in 2005, of which approximately 8% was attributable to lower sales volumes across most product lines, including benzene, offset by a 7% increase related to higher average sales prices. Feedstock costs increased primarily due to higher prices, and a 19% increase in utility costs also contributed to the lower overall results. CPChem’s Pascagoula benzene facility was down through most of the third quarter of 2005 due to turnaround and operational issues, and also from the impact of Hurricane Katrina’s landfall in late August. Equity earnings from affiliates decreased on lower earnings from SCP as indicated above. Overall earnings were also negatively impacted by hurricane-related activity. Earnings in 2005 included a $14 million recognition of income related to the liquidation of LIFO-valued inventory layers. Earnings in 2005 also included an $11 million net benefit from a legal settlement related to the St. James styrene column collapse in 2001 and a $7 million benefit to recognize unit/line fill inventory.

Specialty Products

	Years ended December 31,
Millions	2005	2004	2003

Income before interest and taxes	$43	$58	$34

2005 compared with 2004

Specialty Products’ income before interest and taxes totaled $43 million in 2005 compared with $58 million in 2004 due to lower earnings from both Specialty Chemicals and Ryton® polyphenylene sulfide (Ryton® PPS). Net sales increased 12% in 2005, of which approximately 6% was attributable to higher average sales prices and 6% was attributable to higher sales volumes. Lower sales volumes and higher feedstock costs of Ryton® PPS were partially offset by higher sales prices. Earnings from Specialty Chemicals declined on lower margins, partially driven by the impact of a feedstock supply interruption that occurred earlier in the year at the Borger facility. Higher Specialty Chemicals sales prices and volumes were offset by higher feedstock costs, primarily driven by the increase in energy prices. Earnings from Ryton® PPS and Specialty Chemicals were also affected by a fire at the Borger, Texas facility in the third quarter of 2005. Earnings in 2005 included a $4 million charge from the adjustment of the economic life of certain leasehold improvements at a third-party tolling facility.

Corporate and Other

	Years ended December 31,
Millions	2005	2004	2003

Income (loss) before interest and taxes	$(39)	$(30)	$(26)

2005 compared with 2004

Corporate and Other reported losses before interest and taxes of $39 million in 2005, $30 million in 2004 and $26 million in 2003. The increased loss in 2005 was largely due to increased SG&A expenses resulting from higher project expenditures and employee incentive plan expenses held at the corporate level in 2005.

March 31, 2006 Form 10-Q

Results of Operations

	Three months ended March 31,
Millions	2006	2005

Income (loss) before interest and taxes
Olefin & Polyolefins	$416	$302
Aromatic & Styrenics	—	93
Specialty Products	23	15
Corporate & Other	5	(1)
Consolidated	444	409
Net interest expense and income taxes	(20)	(20)
Net income	$424	$389

Net income for the three-month period ended March 31, 2006 was $424 million compared with net income of $389 million during the same three-month period in 2005. Consolidated net sales revenues increased $159 million, or 6%, in 2006 compared with 2005, of which approximately 9% was attributable to higher average sales prices, partially offset by a 3% decrease related to lower sales volumes. Equity earnings from affiliates remained constant, and Other Income rose $44 million in the 2006 quarter partially as a result of the recognition of a $39 million payment commitment from insurers towards a business interruption insurance claim attributable to losses sustained from Hurricane Rita in 2005. Cost of Goods Sold increased $176 million, or 8%, due to higher feedstock and utility prices. Prices of natural gas, a large component of CPChem’s feedstock and utility costs, increased approximately 29% in the 2006 quarter compared with the 2005 quarter, as measured by the average Houston Ship Channel price index.

Income (loss) before interest and taxes

Olefins & Polyolefins

	Three months ended March 31,
Millions	2006	2005

Income before interest and taxes	$416	$302

Income before interest and taxes for Olefins & Polyolefins was $416 million in the first quarter of 2006 compared with $302 million in the prior-year period, primarily due to significantly higher earnings from olefins, alpha olefins and polyethylene on improved margins. Net sales revenues increased $317 million, or 18%, in the 2006 period, of which approximately 16% was attributable to higher average sales prices and 2% was attributable to higher sales volumes resulting from increased demand. Cost of Goods Sold increased 16% due to higher feedstock prices and utility costs. Equity earnings from affiliates were up slightly, as higher earnings from Q-Chem, resulting from improved margins and volumes, were mostly offset by lower earnings from Phillips Sumika Polypropylene Company due to lower sales volumes as a result of a maintenance turnaround. Other Income rose $39 million in the 2006 quarter primarily as a result of the recognition of a payment commitment from insurers towards a business interruption insurance claim previously described.

Aromatics & Styrenics

	Three months ended March 31,
Millions	2006	2005

Income before interest and taxes	$—	$93

Results were breakeven for Aromatics & Styrenics in the three-month period ended March 31, 2006 compared with $93 million of income before interest and taxes in the 2005 period. Earnings were lower in 2006 across most product lines, primarily from benzene and paraxylene. Earnings from benzene and paraxylene were down as a result of lower margins, lower sales volumes and operational issues at the Pascagoula, Mississippi facility. Consolidated net sales revenues decreased $185 million, or 21%, in the first quarter of 2006, of which approximately 15% was attributable to lower sales volumes and 6% was attributable to lower average sales prices. Cost of Goods Sold was 11% lower in 2006 mostly due to decreased volumes, partially offset by higher utility rates and feedstock prices.

Specialty Products

	Three months ended March 31,
Millions	2006	2005

Income before interest and taxes	$23	$15

Income before interest and taxes for Specialty Products totaled $23 million in the first quarter of 2006 compared with $15 million in the first quarter of 2005. The improvement in earnings was primarily the result of increased sales volumes of Specialty Chemicals.

Corporate & Other

	Three months ended March 31,
Millions	2006	2005

Income (loss) before interest and taxes	$5	$(1)

Income before interest and taxes for Corporate and Other was $5 million in the three-month period ended March 31, 2006, compared to a $1 million loss in the three-month period in 2005. At year-end, certain employee benefit and incentive plan expenses are often accrued and held at the Corporate level and subsequently allocated to the business segments during the first quarter of the following year, which results in lower first-quarter Corporate expenses. The reduction in expenses resulting from the allocation was higher in the first quarter of 2006 as compared with the first quarter of 2005.

2005 compared with 2004, page 23

4.                     Please expand your disclosure to discuss your results of operations for each line item presented in your statement of operations. Your current presentation does not provide a thorough analysis regarding the year over year changes in your business.

Response:

As requested, in future filings, our MD&A will be expanded to discuss results of operations for each line item presented in our statement of operations.

Please see our revised disclosures included in our response to Staff comment no. 3 for revisions had they been included in our 2005 Form 10-K and March 31, 2006 Form 10-Q.

Liquidity and Capital Resources, page 27

5.                     Please revise your analysis related to your cash flows from operating activities to explain the underlying factors which contributed to the changes in your balance sheet accounts, rather than merely reciting the increases and decreases from the face of your statements of cash flows. In this regard, you should explain why balances significantly increased or decreased. Please refer to Section IV.B. of SEC Release 33-8350.

Response:

As requested, in future filings, our discussion of cash flows from operating activities will be expanded to more fully reflect underlying factors.

If the revisions had been included in our 2005 Form 10-K and March 31, 2006 Form 10-Q, the disclosures would have been as follows:

2005 Form 10-K

Operating Activities

Cash provided by operating activities totaled $1.031 billion in 2005, $459 million in 2004 and $280 million in 2003. The increases primarily reflect a trend of improved earnings in each of the years.

Cash provided by operating activities in 2005 was positively impacted by an improvement in consolidated earnings compared with 2004, primarily from Olefins & Polyolefins, reflecting the effect of higher overall margins. See the “Olefins & Polyolefins” section of Results of Operations for additional discussion regarding earnings from this segment. Higher dividends received from equity affiliates in 2005 also contributed to the increase in cash from operations.

Cash provided by operating activities in 2004 reflected improved earnings compared with 2003, partially attributable to higher overall margins and volumes. Cash from operations in 2004 was negatively impacted by a $235 million increase in operating working capital. A significant increase in accounts receivable in 2004 compared with 2003, reflective of higher sales prices and volumes, was partially offset by an increase in accounts payable resulting from higher feedstock costs.

March 31, 2006 Form 10-Q

Operating Activities

Cash provided by operating activities totaled $270 million during the first three months of 2006, compared with $292 million during the same period in 2005. Improved earnings were more than offset by an increase in net operating working capital. The higher working capital increase was primarily the result of a $102 million (10%) reduction in accounts payable during the 2006 period compared to a $59 million (7%) net increase in the 2005 period, partially offset by a $73 million (6%) increase in accounts receivable in the 2005 period. Increases and decreases in accounts payable and accounts receivable were primarily attributable to timing differences of invoice payments and receipts from customers.

6.                     Please revise your table of contractual cash obligations to include estimated interest payments on your debt and estimated payments for planned funding of your pension plans. Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. Please also disclose any assumptions you made to derive these amounts. Please refer to note 46 of SEC Release 33-8350.

Response:

As requested, the table will be revised in future filings to include estimated interest payments on outstanding debt. With regard to estimated payments for planned funding of pension plans, we believe, in our situation, that it is more appropriate to include this disclosure in the explanatory language that accompanies the table, as permitted in note 46 of SEC Release 33-8350, as timing and levels of funding for pension plans are much more discretionary than the contractual obligation amounts included in the table. However, in future filings, we intend to revise the language that accompanies the table to disclose the current estimate of planned funding of pension plans.

If these revisions had been included in our 2005 Form 10-K, the disclosure would have been as follows:

Contractual Obligations

Contractual obligations, including debt obligations, at December 31, 2005 were as follows:

		Payments Due
Millions	Total	2006	2007-2008	2009-2010	Thereafter

Secured borrowings	$100	$100	$—	$—	$—
Commercial paper	182	—	—	182	—
Long-term debt	1,000	—	500	—	500
Other debt, including current portions	12	5	2	3	2
Interest payments on debt	255	71	100	75	9
Other long-term liabilities included in the consolidated balance sheet	72	—	47	8	17
Operating lease obligations	195	31	40	60	64
Purchase obligations	3,796	1,522	2,112	97	65
Total	$5,612	$1,729	$2,801	$425	$657

See also “Part II - Item 8. Financial Statements and Supplementary Data - Note 8. Debt” for further discussion related to debt obligations and “Part II - Item 8. Financial Statements and Supplementary Data - Note 13. Operating Leases” for a discussion related to operating lease obligations.

Secured Borrowings. This represents borrowings related to the accounts receivable securitization program.

Commercial Paper. The payments due period corresponds with the expiration date of the $800 million bank credit facility that provides committed credit support for the commercial paper program.

Interest Payments on Debt. This represents estimated future interest payments on debt amounts presented in the table, calculated at actual fixed interest rates and average interest rates in effect at December 31, 2005 for variable-rate based debt, as applicable.

Other Long-term Liabilities Included in the Consolidated Balance Sheet. The amounts consist primarily of obligations related to various employee benefit plans, excluding pension plans.

Purchase Obligations. This represents obligations to purchase goods or services which contain: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. Estimated future market rates based on CPChem’s long-term forecast were used to calculate obligation amounts that contain variable price provisions. Obligations with no fixed or minimum purchase requirements for products or services were not included. In addition, for obligations that include rights to terminate, the amounts calculated assumed invocation of those rights.

Pensions. The above contractual obligations do not include CPChem’s anticipated funding of its pension plans. Based on internal and actuarial assumptions used in conjunction with the determination of future projected benefit obligations, CPChem currently estimates average funding of approximately $45 million per year into CPChem’s existing pension plans over the next 10 years. Such funding is expected to be sufficient for the plans to achieve fully funded status within that time frame. It is anticipated that this level of funding would be in excess of future minimum regulatory funding requirements. Actual annual funding levels may differ from this estimate due to, among other things, economic conditions, actual plan asset returns, amendments to the plans and changes in business conditions.

In addition, the above contractual obligations do not include any anticipated funding by CPChem towards the JCP or Q-Chem II Projects. See “Part II - Item 8. Financial Statements and Supplementary Data - Note 5. Investments in and Advances to Affiliates” for further discussion.

Financial Statements

Statement of Operations, page 34

7.                     You disclosed on page 2 that during the third quarter of 2005 you permanently closed your Texas pipe production facility. Please tell us how you reflected this in your results of operations, including the financial statement line items affected and what consideration was given as to whether the closing of the facility should be reflected as discontinued operations in accordance with SFAS 144.

Response:

The costs associated with the closing of the Waxahachie, Texas pipe production facility were less than $2 million and were reflected in the selling, general and administrative expense line of our consolidated statement of operations. These costs were considered to be immaterial and were reflected in continuing operations.

Notes to Financial Statements

Note 2. Summary of Significant Accounting Policies, page 38

8.                     You disclosed in Item 1 that you enter into long-term contracts with your customers. Please expand your disclosure to include your policy for recording provisions for losses on your long-term contracts.

Response:

In response to the Staff’s comment, we will include an appropriate disclosure in future filings on Form 10-K. If the revision had been included in our 2005 Form 10-K, the following disclosure would have been added to Note 2. Summary of Significant Accounting Policies:

Losses on Long-Term Sales Contracts — Losses on long-term sales contracts, if any, are recorded as incurred.

Note 4. Inventories, page 42

9.                     It appears that you use different inventory methods for similar types of inventory. If so, please disclose your basis for doing this. In a portion of these instances, this may be due to the LIFO method being used for similar types of inventory in countries that permit the LIFO method and another method may be used in countries that do not permit the use of the LIFO method. If this is the case for some of your inventory, please identify the foreign countries with similar inventory categories to those you use the LIFO method for in the US, and tell us separately for each country why you do not use the LIFO method for your inventories in that country. If you are permitted to use the LIFO method in that country, please tell us why your selective use of LIFO for similar types of inventories is appropriate.

Response:

Since formation, we have consistently followed the guidance in the 1984 AICPA Issues Paper on LIFO Inventory Accounting, “Identification and Discussion of Certain Financial Accounting and Reporting Issues Concerning LIFO Inventories” (the “AICPA Issues Paper”).

In connection with the formation of CPChem, our owners contributed inventories, some of which were accounted for tax purposes under the LIFO method. Since formation, we have continued to apply the LIFO method to those inventories in the majority of cases.

As noted in the Staff’s comment, some countries do not permit the use of the LIFO method for income tax purposes. This was the case in Canada, Singapore, Hong Kong, New Zealand, Australia and Mexico at the time of our formation. As a result, our inventories in these countries were and have been consistently accounted for using non-LIFO inventory methods.

In addition, non-LIFO inventory methods are used for our operations in Belgium, Japan, China and Puerto Rico. Inventories at these locations comprised approximately 16% of total CPChem inventories at December 31, 2005. CPChem utilizes a worldwide accounting system that does not provide for inventory valuation calculations on a LIFO basis, and to change to the LIFO method would require substantial manual intervention and additional resources. It is our assessment that the total value of these inventories is not significant to CPChem inventory as a whole and that it is impractical and not cost-effective for our operations in these countries to adopt the LIFO inventory method. Paragraph 3-7 of the AICPA Issues Paper recognizes that there may be valid business reasons for a company not fully adopting LIFO, of which cost or manpower considerations is a valid reason cited in Paragraph 3-5.

In response to the Staff’s comment, we will include an appropriate disclosure in future filings on Form 10-K. If the revision had been included in our 2005 Form 10-K, the following disclosure would have been added to Note 4:

CPChem generally uses the LIFO method of accounting for inventory except in situations in which local jurisdictions do not permit the use of LIFO for income tax purposes or in situations in which its application is deemed impractical due to cost and/or manpower considerations.

10.              Please tell us about the nature of the gains you recorded related to the reductions in LIFO-valued inventories. Tell us how you determined it was appropriate to record a gain, including the accounting literature you used to determine this treatment was appropriate.

Response:

We follow the guidance in Paragraphs 5-3 through 5-8 of the AICPA Issues Paper regarding disclosure of the effects on income of LIFO inventory liquidations. As a result of the Staff’s comment, we realize that it would have been more precise to describe it as “recognition of income,” not a “gain,” as a result of liquidation of LIFO-valued inventory layers. We will use this language in future filings, when applicable.

Note 5. Investments in and Advances to Affiliates

11.              You state that Phillips Sumika Polypropylene Company and K R Copolymer Co., Ltd. are not consolidated because you do not have voting control of these entities. You disclose that you share in 60% of these entities profits/losses. Tell us the voting percentage you have in each of these entities. Tell us what consideration you gave to FIN 46(R) in determining it was not appropriate to consolidate these entities.

Response:

CPChem has a 50% voting interest in Phillips Sumika Polypropylene Company. Our joint venture partner, Sumika Polymers America Corporation (an affiliate of Sumitomo Chemical Company), has the remaining 50% voting interest.

K R Copolymer Co., Ltd.’s governing board of directors (“the Board”) consists of three directors from CPChem and two directors from our joint venture partner, Daelim Industrial Co, Ltd. While CPChem has a 60% voting interest in the less significant decisions made by the Board, specified significant Board decisions require a “supermajority” voting percentage of at least 66.7%. Such Board decisions include, among others, the review and approval of capital and operating budgets, decisions to complete significant maintenance activities, and entry into partnerships or joint ventures. The supermajority voting provision effectively results in the requirement that most significant decisions must be mutually agreed upon by both joint venture partners.

As part of our adoption of FIN 46(R), we evaluated these entities to determine whether they were subject to the consolidation provisions of FIN 46(R). We evaluated the entities under paragraph 5(a) and determined that the equity investments at risk were sufficient in each entity. With respect to paragraph 5(b), we determined that none of the conditions listed applied because, in each case, we and our joint venture partner, as a group, did not lack any of the three characteristics of a controlling financial interest as set forth therein. Because our voting interests in each of these entities are less than our ownership interests, we also evaluated each of them under paragraph 5(c). Based on those analyses, we concluded that substantially all of the entities’ activities did not involve, and were not conducted on behalf of, CPChem. Accordingly, we concluded that these entities were not subject to the consolidation provisions of FIN 46(R).

12.              You state that you have made certain advances to Q-Chem. You also have agreed to provide additional funding if there is insufficient cash for debt service payments. You are required to purchase, at market prices, specified amounts of production if you fail to sell that product under the terms of the agency agreement. You state that Q-Chem is not considered to be a VIE under the provisions of FIN No. 46(R). Tell us how you determined it is not a VIE, with specific reference to the paragraphs of FIN 46 (R) you used to determine this. In a similar manner, please address
Q-Chem II and Saudi Chevron Phillips Company.

Response:

In connection with the financial closing of Q-Chem in August 1999 (prior to the formation of CPChem):

•                  A commitment was made to provide Q-Chem advances under a subordinated debt agreement. Net advances to Q-Chem totaled $310 million at December 31, 2004 and $273 million at December 31, 2005 under this agreement. The commitment to provide advances under the terms of the subordinated debt agreement expired in September 2004.

•                  A commitment was made to provide other loans and advances to Q-Chem if specified events occur. These commitments expire in December 2006. No loans or advances under these commitments have been made, and we believe it is unlikely that funding under these commitments will be required.

•                  CPChem and its joint venture partner, Qatar Petroleum (“QP”), contributed an aggregate of approximately $93 million of additional equity capital to Q-Chem during 2003 and 2004. The contributions were made in proportion to each partner’s respective ownership interests in Q-Chem. As of December 31, 2004 and 2005, Q-Chem’s contributed capital was approximately $113 million.

As part of our adoption of FIN 46(R), we evaluated Q-Chem to determine if it was a variable interest entity (“VIE”) under paragraph 5. With respect to paragraph 5(a), we determined that the equity investment at risk was sufficient based on an analysis we prepared pursuant to paragraph 9(c). In that analysis, we considered, among other things, the subordinated debt that we advanced to Q-Chem, as well our commitments to provide, if required, certain other loans and advances, as discussed above. Our analysis considered whether additional loans and advances would be required based on the expected variability of returns from Q-Chem.

With respect to paragraph 5(b), we determined that none of the conditions listed applied because we and QP, as a group, did not lack any of the three characteristics of a controlling financial interest as set forth therein. Because our voting percentage in Q-Chem is not equal to our ownership interest, we also evaluated it under paragraph 5(c). Based on this analysis, we concluded that substantially all of Q-Chem’s activities did not involve, and were not conducted on behalf of, CPChem. Accordingly, we concluded that Q-Chem was not subject to the consolidation provisions of FIN 46(R).

Q-Chem II and Saudi Chevron Phillips Company are operating joint ventures that are jointly controlled by their venturers. Therefore, both entities were evaluated under paragraph 4(h) of FIN 46(R) and were deemed to be “businesses” under the definition in Appendix C. Because none of the four conditions listed under paragraph 4(h) were met, these entities were not required to be evaluated to determine if they were VIEs.

Note 13. Operating Leases, page 51

13.              Please disclose how you account for (a) step rent provisions and escalation clauses and (b) capital improvement funding and other lease concessions, which may be present in your leases. Paragraph 5.n. of SFAS 13, as amended by SFAS 29, discusses how lease payments that depend on an existing index or rate, such as the consumer price index or the prime interest rate, should also be included in your minimum lease payments. If, as we assume, they are taken into account in computing your minimum lease payments and the minimum lease payments are recognized on a straight-line basis over the minimum lease term, the note should so state. If our assumption is incorrect, please tell us how your accounting complies with SFAS 13 and FTB 88-1.

Response:

As disclosed in our 2005 Form 10-K, CPChem’s lease activity primarily involves railcars and our headquarters building. None of these leases contain step rent provisions or escalation clauses, or capital improvement funding or other lease concessions. Additionally, none of these leases involve lease payments that depend on an existing index or rate, such as the consumer price index or the prime interest rate.

Note 16. Segment and Geographic Information, page 57

14.              Please expand your disclosure to include the following:

•                  revenues from external customers within the United States and revenue derived from foreign countries,

•                  revenues generated from an individual foreign country, if material,

•                  long-lived assets within the United States and those located in foreign countries, and

•                  whether any one customer accounted for ten percent or more of your revenues for the periods presented.

Refer to paragraphs 38 and 39 of SFAS 131.

Response:

Please refer to the table in the middle of page 59 of our 2005 Form 10-K for disclosures concerning revenues and long-lived assets, including the United States and foreign countries components. As requested, in future filings when applicable, we will disclose amounts of revenues associated with an individual foreign country, if material, and whether any one customer accounted for 10% or more of consolidated revenues for the periods presented.

If the changes had been included in our 2005 Form 10-K, the disclosure would have been as follows:

Geographic information was as follows. Net sales were determined based on location of the operation generating the sale.

Millions
	United	Foreign
	States	Countries	Total
Net sales - external
Year ended December 31, 2005	$9,135	$1,572	$10,707
Year ended December 31, 2004	7,681	1,484	9,165
Year ended December 31, 2003	5,752	1,086	6,838

Investments in and advances to affiliates
December 31, 2005	62	995	1,057
December 31, 2004	52	841	893

Property, plant and equipment, net
December 31, 2005	3,446	134	3,580
December 31, 2004	3,586	182	3,768

CPChem had no single customer that represented 10% or more of consolidated net sales in 2005, 2004 or 2003. Other than the United States, the only country in which CPChem recorded significant external net sales was Belgium, with sales of $785 million in 2005, $767 million in 2004 and $506 million in 2003.

Foreign currency transaction losses were $5 million in 2005 and foreign currency transaction gains were $5 million in each of 2004 and 2003.

Saudi Chevron Phillips Company Limited

Notes to Financial Statements

18  Summary of Significant Differences (both amounts and disclosures) Between Accounting Principles Followed by the Company and United States Generally Accepted Accounting Principles, page 81

15.              Your disclosure included in note 8 to the financial statements states “Upon delivery of the product to the marketing affiliate, sales are recorded at provisional prices calculated on the basis of a methodology approved by the board of directors. The provisional prices are subsequently adjusted to actual selling prices, as received by the marketer from its customers, after deducting shipping, distribution and selling costs, and a marketing fee (in accordance with the above marketing contract) to cover all other marketing expenses. Adjustments are recorded on a quarterly basis as they are reported by the marketer and become known to the company.”  It is not clear how you meet the revenue recognition criteria of SAB 104 requiring that the sales price to the buyer is fixed or determinable at the time of recording revenue. Please tell us what consideration was given as to whether differences in revenue recognition needed to be included in the reconciliation of net income from Saudi accounting standards to net income under US GAAP.

Response:

When product is sold to the marketer, at which time title and risk of loss passes to the marketer, Saudi Chevron Phillips Company Limited (SCP) records sales revenue in accordance with the provisions of the contract with the marketer. The initial sale is recorded based on an estimated price, and subsequent adjustments to that estimate, usually recorded the following month, are made based on the sales price to the final customer. We believe SCP has sufficient experience in performing under this contract to make reliable estimates of its revenues, as adjustments to SCP’s reported sales represented less than 1% of reported sales in each of the years 2005, 2004 and 2003. Therefore, we believe the “fixed or determinable” revenue recognition criteria of SAB 104 are effectively met, and there is no difference in revenue recognition that needs to be included in the reconciliation of net income from Saudi accounting standards to net income under U.S. GAAP.

Qatar Chemical Company Limited, Q.S.C.

Independent Auditors’ Report, page 83 and 84

16.              The auditors’ report included on page 84 states that the financial statements for the fiscal years ended December 31, 2005 and 2004 were audited by another auditor. Given that the auditors’ report included on page 83 appears to only include the financial statements as of and for the year ended December 31, 2005, it appears that there is no auditors report for the year ended December 31, 2004. Please amend your filing to also include an auditors report for the year ended December 31, 2004.

Response:

The 2004 financial statements of Q-Chem were audited by KPMG, as indicated in their audit opinion on page 82 of our 2004 Form 10-K. The auditors’ report by KPMG on page 83 of our 2005 Form 10-K only states that the 2003 financials were audited by another auditor, and does not contain any form of disclaimer for the 2004 financial statements presented. In addition, the audit opinion on CPChem’s financial statements on page 33 of our 2005 Form 10-K states that “The financial statements of Qatar Chemical Company Ltd. (Q-Chem), a joint venture company in which the Company has a 49% interest, as of December 31, 2005 and 2004 and for each of the two years then ended, have been audited by other auditors.…” For the aforementioned reasons, we believe a reader can reasonably conclude that the 2004 financial statements of Q-Chem were audited by KPMG. However, we believe the current language in the KPMG report on page 83 of our 2005 Form 10-K could contain a higher level of specificity. We will ensure that all auditors’ reports contained in our future filings more clearly indicate the periods covered. As such, we respectfully request that no amendment to our 2005 Form 10-K be required for this matter.

Notes to Financial Statements

17.              Note 2 states that the financial statements were prepared in accordance with International Financial Reporting Standards. Please amend your filing to provide a reconciliation of net income, shareholder’s equity, and any other material line items from International Financial Reporting Standards to US GAAP for each period presented, or tell us how you determined the reconciliations were not required.

Response:

The financial statements of Q-Chem, a “foreign business,” were prepared in accordance with the filing requirements of Item 17 of Form 20-F. As the 30% threshold levels of the first and third conditions of Regulation S-X Rule 1.02(w) were not exceeded in 2005, 2004 or 2003, the aforementioned reconciliations are not required pursuant to Item 17(c)(2)(vi) of Form 20-F. Accordingly, it is our conclusion that no amendment to our 2005 Form 10-K is required.

Item 9A. Controls and Procedures, page 105

18.              Your disclosure states your “disclosure controls and procedures are effective in providing them with timely material information that is required to be disclosed in reports CPChem files under Section 13 or Section 15 (d) of the Securities Exchange Act.”  This is not the definition of disclosure controls and procedures as defined in Rule 13a-15(e) of the Exchange Act. Please revise your disclosure accordingly. Alternatively, you may remove this portion of your disclosure in its entirety, and simply conclude that your disclosure controls and procedures are effective or ineffective, whichever the case may be.

Response:

As requested, we will revise our disclosure in future filings. If the revision had been included in our 2005 Form 10-K and March 31, 2006 Form 10-Q, the disclosures would have been as follows:

2005 Form 10-K

As of December 31, 2005, management, including CPChem’s Chief Executive Officer and Chief Financial Officer, carried out an evaluation of the effectiveness of the design and operation of CPChem’s disclosure controls and procedures (as defined in Securities Exchange Act Rules 13a-15(e) and 15d-15(e)). Based upon that evaluation, management, including the Chief Executive Officer and Chief Financial Officer, have concluded that as of December 31, 2005, CPChem’s disclosure controls and procedures were effective.

March 31, 2006 Form 10-Q

As of March 31, 2006, management, including CPChem’s Chief Executive Officer and Chief Financial Officer, carried out an evaluation of the effectiveness of the design and operation of CPChem’s disclosure controls and procedures (as defined in Securities Exchange Act Rules 13a-15(e) and 15d-15(e)). Based upon that evaluation, management, including the Chief Executive Officer and Chief Financial Officer, have concluded that as of March 31, 2006, CPChem’s disclosure controls and procedures were effective.

Exhibits

19.              Please amend your Form 10-K for the fiscal year ended December 31, 2005 to include under Exhibit 32 current Section 1350 certifications for each of your principal executive and principal financial officers. Refer to Item 601 of Regulation S-K. In doing so, please ensure that you refile the filing in its entirety; signatures and Exhibit 31 certifications should also be updated. Similarly, please also amend your Form 10-Q for the fiscal quarter ended March 31, 2006.

Response:

CPChem is not required to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), but continues to file periodic reports on a voluntary basis. As a voluntary filer that is not required to file reports with the Commission, we do not include Exhibit No. 32 certifications because we do not meet the definition of an “issuer” under the Sarbanes-Oxley Act of 2002 (“SOX”). Oral concurrence with our conclusion was previously obtained in November 2003 from a representative in the Commission’s Special Counsel Division of Corporation Finance.

This practice is consistent with SOX Sections 302 and 906, the legislation underlying the provisions of Item 601 of Regulation S-K that govern the filing of Exhibit Nos. 31 and 32. Specifically, Section 906 only applies to an “issuer.”  CPChem, which has no public equity and has fewer than 300 bondholders, does not meet the definition of “issuer” because it is not required to file periodic reports under Section

15(d) and does not meet the other elements of that definition. We also note the Commission’s Division of Corporation Finance in its “Sarbanes-Oxley Act of 2002 — Frequently Asked Questions” posted on November 8, 2002 (as revised) (the “FAQ”) confirmed that companies filing periodic reports pursuant to indenture provisions, but not otherwise required to file reports, are not “issuers” under SOX. Section 906 contrasts with Section 302, which required the Commission to adopt rules requiring that the Section 302 certifications be provided for each company that files reports under the Exchange Act (and not just issuers).

The Commission amended Item 601 of Regulation S-K to include Exhibit Nos. 31 and 32 for annual and quarterly reports filed under the Exchange Act. In addition, the Commission amended Rules 13a-14 and 15d-14 under the Exchange Act to conform to the substantive requirements of Item 601. Rule 13a-14(a) and 15d-14(a) require that each annual and quarterly report (other than those filed by asset-backed issuers) filed with the Commission under the Exchange Act include certifications in the form specified in the applicable exhibit filing requirements of such reports. Exhibit No. 31 (designated as the “Rule 13a-14(a)/15d-14(a) Certifications”) specifies the form of certification that must be included in all annual and quarterly reports filed under the Exchange Act. The certification specified in Exhibit No. 31 includes the Section 302 certification but does not include the Section 906 certification.

In contrast, Rules 13a-14(b) and 15d-14(b) require that each periodic report containing financial statements filed by an issuer under the Exchange Act must be accompanied by the certification required under Exhibit No. 32 (designated as the “Section 1350 Certifications”). The certification required by Rule 13a-14(b), Rule 15d-14(b) and Exhibit No. 32 is the certification “required” by Section 906 of SOX. By tying the Exhibit No. 32 certification to the certification “required” by Section 906 of SOX, the Commission preserved in its Exchange Act exhibit requirements the distinction contained in SOX between the certifications to be made by all companies that file Exchange Act reports (the Section 302 certification) and the certification to be made by “issuers” (the Section 906 certification).

We are unaware of any guidance provided by the Commission that is inconsistent with the foregoing, and we therefore respectfully assert that CPChem is not required to file the Exhibit No. 32 certifications, and thus, amendments to our 2005 Form 10-K and our March 31, 2006 Form 10-Q are unnecessary.

Form 10-Q for the Fiscal Quarter Ended March 31, 2006

Comment applicable to your overall filing

20.              Please address the comments above in your interim Forms 10-Q as well.

Response:

As requested and where applicable, we have provided pro forma revised disclosures had the requested revisions resulting from the aforementioned comments been included in our March 31, 2006 Form 10-Q. We will also address the aforementioned comments in our future interim Forms 10-Q, as applicable.

As also requested, we acknowledge the following:

•                  The Company is responsible for the adequacy and accuracy of all disclosures in its filings.

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing.

•                  The Company may not assert the Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the above responses adequately address the comments in your letter. If you should have any questions or further comments, please do not hesitate to contact me by phone at (832) 813-4365 or e-mail at maxwegg@cpchem.com.

Respectfully,

/s/ Greg G. Maxwell

Greg G. Maxwell
Senior Vice President, Chief Financial Officer and Controller

cc:	Meagan Caldwell, SEC Division of Corporate Finance
Raymond I. Wilcox, President and Chief Executive Officer
CPChem Board Audit Committee